ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433(f)

Registration No. 333-158111

April 11, 2012

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

Griffin-American Healthcare REIT II, Inc. (the “Company”) has filed a Registration Statement on Form S-11 (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, Griffin Capital Securities, Inc., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 606-5901.

On March 26, 2012, GlobeSt.com published an article concerning the Company, the full text of which is reproduced below.

GlobeSt.com

March 26, 2012, 03:53pm ET

Griffin-American Reports 400% NOI In 2011

By Carrie Rossenfeld

NEWPORT BEACH, CA-Griffin-American Healthcare REIT II has released its fourth-quarter and year-end 2011 results, showing exponential growth from healthcare-related assets. The REIT’s portfolio of healthcare real estate more than doubled compared to 2010, resulting in important financial metrics such as modified funds from operations and net operating income experiencing 500% and 400% growth, respectively, as compared to 2010, according to Danny Prosky, the REIT’s president and COO.

“Griffin-American Healthcare REIT II continued to perform exceptionally well during 2011, as our results clearly demonstrate,” says Prosky.

Prosky tells GlobeSt.com that the report bodes well for the healthcare sector. “I think that we happen to be a great sector, and we’re fortunate in that sense. Healthcare rents and occupancies have held up very well, we have not seen a rash of delinquencies like in other sectors, and it’s been a very stable part of the economy. The country lost a lot of jobs in 2008 and 2009, but we gained new healthcare jobs. There’s a built-in in margin of error in healthcare.”

Prosky adds that the REIT is in an asset aggregation stage, continuing to offer shares to the public. “We’ve acquired approximately $233 million worth of assets so far in 2012, which is almost as much as all of last year.”

As GlobeSt.com previously reported, in November 2011, the company terminated its sponsorship relationship with Grubb & Ellis Co. and established a co-sponsorship relationship with American Healthcare Investors LLC and Griffin Capital Corp. The transition of sponsorship was successfully completed in January.

“We couldn’t be more pleased with our results for 2011,” says Jeff Hanson, Griffin-American’s chairman and CEO. “We are raising more equity each quarter and deploying it efficiently by acquiring assets that are immediately accretive and support our distribution rate. We are meeting or exceeding nearly all of our projections for performance and are clearly executing in accordance with our vision to build and manage the finest-performing non-trading REIT in the country.”

Other highlights from the year-end report include:

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Completed fourth-quarter and 2011 acquisitions totaled $7.8 million and $245.2 million, respectively, based on purchase price. The company’s portfolio grew approximately 127% during 2011, based on purchase price, from $193 million as of Dec. 31, 2010, to $439 million as of Dec. 31, 2011.

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Declared and paid daily distributions in 2011 were equal to an annualized rate of 6.5% to stockholders of record, based upon a $10 per share offering price. The trust announced an increase in the annualized distribution rate to 6.6% starting this year, based upon a $10 per share offering price, to be paid on a monthly basis during the first and second quarter of 2012. The company’s board of directors intends to continue to declare distributions on a quarterly basis.

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The company’s property portfolio achieved an aggregate average occupancy of 96.1% as of December 31, 2011, and had leverage of 18.4%. The portfolio’s average remaining lease term was 9.7 years at the close of 2011, based on leases in effect as of that date.

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The REIT expanded its secured revolving line of credit with Bank of America, N.A. from $25 million to $45 million and established a line of credit with KeyBank National Association of $71.5 million that can be increased to $100 million upon meeting certain conditions.

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Modified funds from operations as defined by the Investment Program Association equaled $17.6 million equaled $17.6 million in 2011, representing growth of more than 500% compared to $2.9 million in 2010. Funds from operations equaled approximately $9 million, compared with $3.8 million during 2010. Year-over-year growth in MFFO and FFO is primarily due to the acquisition of additional properties, the company reveals.

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Net operating income totaled approximately $32.1 million in 2011, representing an increase of approximately 396% over 2010 NOI of approximately $6.5 million. Net loss in 2011 was $5.8 million as compared to a loss of $7.4 million in 2010. Year-over-year growth in NOI is also primarily due to the acquisition of additional properties, according to the company.

Fourth-quarter and recent acquisition highlights for the REIT featured continued expansion of assets under management with accretive acquisitions including:

•	In December 2011, the company acquired Sierra Providence East Medical Plaza I in El Paso, Texas, for approximately $7.8 million.

•	In January, the company acquired a portfolio of 11 skilled-nursing facilities located in Georgia, Tennessee and Alabama for approximately $167 million.

•

Also in January, the company acquired three medical office buildings in Florida, Georgia and South Carolina for an aggregate purchase price of $25.1 million, as well as Spokane Integrated Medical Plaza for $32.5 million.

•	In total, the company has completed more than $224.1 million in acquisitions subsequent to the close of the fourth quarter.